Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended May 31,
	2014	2013

Net income	$91	$78
Income tax expense, net	2	2

Income before income taxes	93	80

Fixed charges
Interest expense, net	143	161
Interest portion of rent expense (a)	10	9
Capitalized interest	11	7

Total fixed charges	164	177

Fixed charges not affecting earnings
Capitalized interest	(11)	(7)

Earnings before fixed charges	$246	$250

Ratio of earnings to fixed charges	1.5	1.4

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.